UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CSX Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

126408103

(CUSIP Number)

Mr. Christopher Hohn	Mr. Alexandre Behring
The Children’s Investment	3G Capital Partners Ltd.
Fund Management (UK) LLP	c/o 3G Capital Inc.
7 Clifford Street	800 Third Avenue
London W1S 2WE	31st Floor
United Kingdom	New York, New York 10022
+44 20 7440 2330	(212) 893-6727

With a copy to:

Marc Weingarten, Esq.	Stephen Fraidin, Esq.
David Rosewater, Esq.	Andrew E. Nagel, Esq.
Schulte Roth & Zabel LLP	Kirkland & Ellis LLP
919 Third Avenue	153 East 53rd Street
New York, New York 10022	New York, New York 10022
(212) 756-2000	(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Continued on following pages)

March 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126408103

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Children’s Investment Fund Management (UK) LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,796,998

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,796,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.4%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126408103

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Children’s Investment Fund Management (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,796,998

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,796,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.4%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 126408103

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Children’s Investment Master Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,796,998

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,796,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.4%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 126408103

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Hohn

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,796,998

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,796,998

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.4%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 126408103

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 3G Capital Partners Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,232,854

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,232,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.3%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 126408103

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 3G Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,232,854

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,232,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.3%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126408103

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 3G Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,232,854

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,232,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.3%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 126408103

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexandre Behring

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 17,232,854

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 17,232,854

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4.3%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 126408103

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert H. Lamphere

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,600

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 22,600

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 126408103

1.	Names of Reporting Persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Timothy T. O’Toole

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,500

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 3 is filed with respect to the shares of Common Stock, par value $1.00 per share (the “Shares”), of CSX Corporation (the “Issuer”), beneficially owned by the Reporting Persons (as defined in the Schedule 13D filed with the Securities and Exchange Commission on December 19, 2007, as heretofore amended (the “Schedule 13D”)) as of March 18, 2008 and amends and supplements the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and restated to include the following final paragraph:

On March 17, 2008, the Issuer filed a lawsuit in federal court in New York (the “Court”) against the Reporting Persons and certain of their respective affiliates. A copy of the complaint filed by the Issuer (the “Complaint”) is filed herewith as Exhibit 5 and incorporated herein by reference, and any descriptions herein of the Complaint are qualified in their entirety by reference to the Complaint.  The Reporting Persons believe that the allegations contained in the Complaint are without merit and intent to defend themselves vigorously.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated as follows:

A preliminary proxy statement was filed by the Reporting Persons, on March 10, 2008.

On March 17, 2008, the Issuer filed the Complaint which alleges, among other things, (i) violations of Section 14(a) of the Exchange Act of 1934 (the “Act”) and Rule 14a-9 thereunder, (ii) violations of the reporting requirements of Section 13(d) of the Act including Sections 13(d)(1)and 13(d)(3) thereunder, (iii) violations of Section 20(a)of the Act, and (iv) a failure of the notices proposing director nominees sent by the Reporting Persons to comply with the Bylaws.

The Complaint seeks, among other things, (i) a declaration that the Reporting Persons failed to file appropriately in violation of Sections 13(d) and 14(a) of the Act, (ii) a direction that the Reporting Persons file a modified Schedule 13D and Schedule 14A, (iii) to enjoin the Reporting Persons from acquiring additional shares of the Issuer until such modified filings have been made, (iv) to enjoin the Reporting Persons from acquiring any of Issuer’s shares referenced in swap arrangements to which they are party, (v) a direction that the Reporting Persons sell, under a Court ordered plan, all shares acquired, and terminate all swaps referencing the Issuer potentially as early as March 2007, and to enjoin the Reporting Persons from voting such shares at the 2008 Annual Meeting, or alternatively, directing the Reporting Persons to vote such shares in proportion with the votes of other shareholders of the Issuer, (vi) to enjoin the Reporting Persons from voting any proxies received prior to the date the Court determines the Reporting Persons’ filings to be appropriate under Schedules 13D and 14A’s disclosure requirements, (vii) a declaration that the Reporting Persons’ notices are invalid as non-compliant with the Bylaws, and (viii) a grant of leave to the Issuer to conduct expedited discovery regarding the above claims.

The Reporting Persons believe that the allegations contained in the Complaint are without merit and intent to defend themselves vigorously.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

Exhibit 1.                Joint Filing Agreement. (Previously Filed)

Exhibit 2.                Letter from TCIF UK to the CSX Board of Directors dated October 16, 2007. (Previously Filed)

Exhibit 3.                Letter from TCIF UK to the CSX Board of Directors dated October 22, 2007. (Previously Filed)

Exhibit 4.                Letter Agreement between TCIF UK and 3G Capital Ltd. dated December 12, 2007. (Previously Filed)

Exhibit 5.                Complaint Filed by the Issuer against the Reporting Persons, dated March 17, 2008.

APPENDIX B

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of The Children’s Investment Master Fund and The Children’s Investment Fund Management (Cayman) Ltd. Except as otherwise indicated, the business address of each director and officer is PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies. To the best of the TCI Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of either The Children’s Investment Master Fund or The Children’s Investment Fund Management (Cayman) Ltd. owns any Shares.

The Children’s Investment Master Fund

Name	Position	Principal Occupation	Citizenship
Christopher Hohn	Director	Investment Manager	United Kingdom
David DeRosa	Director	Financial Economist	United States
Linburgh Martin	Director	Accountant	Cayman Islands

The Children’s Investment Fund Management (Cayman) Ltd.

Name	Position	Principal Occupation	Citizenship
John Sutlic	Director	Accountant	Canada
David DeRosa	Director	Financial Economist	United States
Linburgh Martin	Director	Accountant	Cayman Islands

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE CHILDREN’S INVESTMENT FUND MANAGEMENT (UK) LLP

/s/ Christopher Hohn
Christopher Hohn
Managing Partner

THE CHILDREN’S INVESTMENT FUND MANAGEMENT (CAYMAN) LTD.

/s/ David DeRosa
David DeRosa
Director

THE CHILDREN’S INVESTMENT MASTER FUND

/s/ David DeRosa
David DeRosa
Director

/s/ Christopher Hohn
Christopher Hohn

3G CAPITAL PARTNERS LTD.

/s/ Alexandre Behring
Alexandre Behring
Managing Director

3G CAPITAL PARTNERS, L.P.
By: 3G Capital Partners Ltd.
Its: General Partner

/s/ Alexandre Behring
Alexandre Behring
Managing Director

3G FUND L.P.
By: 3G Capital Partners, L.P.
Its: General Partner

By: 3G Capital Partners Ltd.
Its: General Partner

/s/ Alexandre Behring
Alexandre Behring
Managing Director

/s/ Alexandre Behring
Alexandre Behring

/s/ Gilbert H. Lamphere
Gilbert H. Lamphere

/s/ Timothy T. O’Toole
Timothy T. O’Toole

/s/ Gary L. Wilson
Gary L. Wilson